Exhibit 99.1

DISTRIBUTION AND LICENSE AGREEMENT

BY AND AMONG

VASOGEN INC.,

VASOGEN IRELAND LIMITED

AND

GRUPO FERRER INTERNACIONAL, S.A.

APRIL 18, 2007

DISTRIBUTION AND LICENSE AGREEMENT

THIS DISTRIBUTION AND LICENSE AGREEMENT (this "Agreement") is made and entered into as of this 18th day of April 2007 (the "Effective Date"),

BY AND AMONG:

VASOGEN INC., a company
incorporated under the laws of Canada, having its principal place of business at 2505 Meadowvale Boulevard, Mississauga Canada, L5N 5S2

(hereinafter referred to as: "Vasogen Inc");

Vasogen Ireland Limited, a company duly constituted under the laws of Ireland, having its principal place of business at Shannon, Ireland, a wholly-owned subsidiary of Vasogen

(hereinafter referred to as: "VIL");

AND:

GRUPO FERRER INTERNACIONAL, S.A., a corporation duly constituted under the laws of Spain, having its principal place of business at Avda Diagonal 549, 5th floor, 08029 Barcelona, Spain

(hereinafter referred to as: "Ferrer").

PREAMBLE

WHEREAS Vasogen Inc and VIL together control, through ownership or license, the rights to the Product, Product IP Rights, the Trademarks, Vasogen Housemark(s), Intellectual Property, the Know-how and the Patents in the Territory;

WHEREAS VIL is a wholly owned subsidiary of Vasogen Inc and references to “Vasogen”, unless otherwise specified shall mean Vasogen Inc and VIL together;

WHEREAS Ferrer and Vasogen desire to enter into an Agreement pursuant to which (i) Ferrer will undertake responsibility for the marketing, distribution and sale of the Product on an exclusive basis throughout the Territory, and (ii) Ferrer will assist Vasogen to obtain, the Regulatory Approvals, where required and not already obtained, to market, distribute and sell the Product within the Territory; and

WHEREAS Ferrer, to the extent necessary to carry out the provisions of this Agreement, needs to become a licensee of certain Product IP Rights.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements herein contained, the Parties hereto, intending to be legally bound, agree as follows:

1      DEFINITION, SCHEDULES AND INTERPRETATION

1.1	DEFINITIONS

As used in this Agreement, the following terms shall have the following respective meanings:

1.1.1	“ACCESSORIES” with respect to the Product has the meaning set forth in Schedule 1.1.1.

1.1.2
"AFFILIATE" means, with respect to any Party, any Person that at such time directly or indirectly, through one or more intermediaries, controls or is controlled by or under common control with such Party. As used in this definition, "control" means (i) in the case of a Person that is a corporate entity, direct or indirect ownership of fifty percent (50%) or more of the stock or shares having the right to vote (or such lesser percentage which is the maximum allowed to be owned by a foreign corporation in a particular jurisdiction) for the election of directors of such Person or Party or (ii) in the case of a Person that is an entity, but is not a corporate entity, the possession, directly or indirectly, of the power to direct, or cause the direction of, the management or policies of such Person or Party, whether through the ownership of voting securities, by contract or otherwise.

1.1.3	APPLICABLE PERCENTAGE" with respect to Disposables has the meaning set forth in Section 4.4.

1.1.4	"APPLICATION" means an application filed with the relevant Governmental Body seeking Regulatory Approval to market and sell a Product in the Territory.

1.1.5
"COMMERCIALLY REASONABLE EFFORTS" mean, with respect to a Party, and its obligations under this Agreement, the level of effort required to carry out such obligation in a sustainable manner consistent with the efforts a similarly situated biopharmaceutical or device company would devote to a product of similar market potential, profit potential or strategic value resulting from its own research efforts, based on conditions then prevailing.

1.1.6	"COMPETING PRODUCT" has the meaning set forth in Section 2.3.4.

1.1.7
”DEVICE” means the Celacade treatment system where the intended use for the VC7000A Blood Treatment System is to treat patients’ autologous fresh blood (ex vivo) by exposure to UV light, ozone/oxygen and heat, for subsequent intramuscular injection.

1.1.8	DISPOSABLE” means the Celacade blood sample container

1.1.9	"EFFECTIVE DATE" has the meaning set forth in the introduction of this Agreement.

1.1.10
“ESSENTIAL REQUIREMENTS” means all relevant pre-market legal and regulatory requirements pertaining in the Territory with which Product must comply in order to be lawfully marketed in the Territory. For the avoidance of doubt, this shall include the national laws implementing the Medical Devices Directive (Directive 93/42/EEC as amended or replaced from time to time) within the European Region.

1.1.11	"EUROPEAN REGION" means the following countries: Belgium, France, Germany, Greece, Italy, Luxemburg, the Netherlands, Portugal, Spain and Turkey.

1.1.12	"European Union” means the countries comprising the European Union and/or the European Economic Area at the date initial notice is provided by a Party under Article 2.4.1.

1.1.13	"EXW" has the meaning set out in the Inco terms of 2000 published by the International Chamber of Commerce ("ICC") as modified from time to time.

1.1.14
"FIELD OF USE" means the use of Product as an autologous blood treatment unit in the treatment of heart failure or peripheral arterial disease (the “Primary Indications”) and any other cardiovascular indications within the scope of the Patents.

1.1.15
"FIRST COMMERCIAL SALE" means with respect to any country in the Territory, following the completion of the ICP, the first bona fide commercial sale of the Product to a Third Party by Ferrer or an Affiliate or other permitted sub-distributor of Ferrer in such country.

1.1.16
 "GOVERNMENTAL BODY" means any national, supra-national (e.g., the European Commission), regional, state or local regulatory agency, department, bureau, commission, council or other governmental agency or entity involved in the granting of Regulatory Approval including but not limited to any notified body within the meaning of the European Union Medical Devices legislation.

1.1.17
“ICP” means the initial commercialization period of the Product, commencing no later than six (6) months from the Effective Date and ending no later than September 1, 2008, during which Ferrer may supply the Product to selected clinicians in the Territory for an evaluation period, for which the broad outline of a marketing plan is set out in Schedule 1.1.13.

1.1.18
"IMPROVEMENTS" means, with respect to the Product, any new way of administration, dosage, configuration, design or formulation of the Product, including any of the foregoing that constitute a Joint Invention, but excluding any new indication for the Product outside the Field of Use to which Vasogen may obtain rights during the Term of this Agreement.

1.1.19	"INTELLECTUAL PROPERTY" means, any intellectual property rights including, without limitation, any rights under any Patent, Trademark, Vasogen Housemark(s), trade secret, copyright or Know-How.

1.1.20	“JOINT INVENTIONS” has the meaning set out in section 12.2.1.

1.1.21
"KNOW-HOW" means information and materials which are not in the public domain comprising the methods, processes, designs, data, formulas, manuals, guidelines and trade secrets relating to the Product including, without limitation, all information necessary for obtaining the Regulatory Approvals.

1.1.22	"LATIN AMERICAN REGION" means the following countries: Argentina, Brazil, Mexico, Venezuela, Peru, Colombia and Chile.

1.1.23
"LIABILITIES" means losses, damages, fines, costs, liabilities and expenses (including the reasonable fees, costs and expenses of attorneys and other professionals and court costs), awarded to or otherwise required to be paid to Third Parties in connection with any civil, criminal, statutory or regulatory claims of liability.

1.1.24	“LICENSED RIGHTS” has the meaning set out in Section 12.1.1.

1.1.25	“MARKETING PLAN” has the meaning attributed thereto in Section 8.4.2.

1.1.26
"NET SALES" means, with respect to the Disposables sold in the Territory at prices determined by Ferrer in its absolute final discretion following prior consultation with Vasogen in relation to international pricing, the gross amounts invoiced by Ferrer, its Affiliates and sub-distributors, on account of sales to Third Parties, less the following:

•	trade, quantity and cash discounts, rebates and allowances actually allowed or given, which are not already reflected in the amount invoiced;

•
freight, postage, shipping insurance and other transportation expenses incurred in transporting the Product in final form to such customers to the extent included in the invoice price and separately identified on the invoice,

•	credits, or refunds actually allowed for recalls of Product;

•
sales, excise and other consumption taxes, and tariffs and duties directly related to the sale (including VAT) to the extent included in the invoice price and to the extent such taxes are remitted to the applicable taxing authority on presentation of the relevant remission confirmation (but not including taxes assessed against the income derived from such sale); and

•	any mandatory discounts or rebates to the competent governmental authorities and/or social security systems pursuant to governmental regulations.

All consideration received by Ferrer from Third Parties in respect the Disposables shall be in cash and reflected in the invoiced amounts. In the case of discounts on “bundles” of products, Ferrer may discount the bona fide list price of the Disposables by the average percentage discount of all products of Ferrer and/or its Affiliates or sub-distributors in a particular “bundle” (provided that such bundling is expected to yield higher aggregate Net Sales based on increased volumes), calculated as follows:

Average Percentage
Discounted on a                           = [1-A/B] x 100
Particular Bundle

Where A equals to the total discounted price of a particular “bundle” of products, and B equals the sum of the non-discounted bona fide list prices of each unit of every product in such “bundle”. Ferrer shall provide Vasogen documentation, reasonably acceptable to Vasogen, establishing such average discount with respect to each “bundle”. If Ferrer cannot so establish the average discount of a “bundle” Net Sales shall be based on the non-discounted list price of the Products in the “bundle”. If a Product is not sold separately and no bona fide list price exists for such Product, the Parties shall negotiate in good faith an imputed bona fide list price for such Product, and Net Sales with respect thereto shall be based on such imputed list price. Ferrer shall retain the sole right to decide whether to “bundle” any Products, and nothing contained herein shall imply that Ferrer will require the purchase of any Product by any non-Affiliate as a condition that the non-Affiliate be able to purchase another product.

1.1.27
"NET SELLING PRICE" means with respect to the Disposables, the Net Sales for the applicable period divided by the quantity of such Disposables invoiced by Ferrer, its Affiliates and sub-distributors to Third Parties during that period, provided that the initial deemed Net Selling Price shall be determined by Ferrer, based on its reasonable expectations, and the initial price to the end user for the Disposables shall be notified by Ferrer to Vasogen in both cases at least 30 days prior to the First Commercial Sale following prior consultation with Vasogen.

1.1.28	"PARTY" means Vasogen Inc and VIL or Ferrer, and "PARTIES" means Vasogen Inc and VIL and Ferrer.

1.1.29
"PATENTS" mean the therapeutic patents and patent applications listed in Schedule 1.1.29(a) and the Device and Disposable patents listed in Schedule 1.1. 29 (b) for the Primary Indications, to the extent that there are one or more claims directed to the Field of Use in such listed patents and patent applications, as well as all continuations, continuations-in-parts, divisions, and renewals thereof, all patents which may be granted thereon, and all reissues, reexaminations, extensions, patents of additions, and patents of importation thereof, together with any foreign counterparts of any of the foregoing.

1.1.30	"PERSON" means and includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, Governmental Body, and any other form of entity or organization.

1.1.31	“PRIMARY INDICATIONS” means the treatment of heart failure or peripheral arterial disease.

1.1.32	“PURCHASE ORDER” has the meaning set out in paragraph 3.2.1 of Schedule 3.1.2.

1.1.33	“VIGILANCE AGREEMENT" has the meaning set forth in Section 11.1.

1.1.34	"PRODUCT" means the Celacade technology consisting of the Device and the Disposables, together with the Accessories.

1.1.35
"PRODUCT IP RIGHTS" means to the extent necessary to carry out the provisions of this Agreement, the Intellectual Property rights used in or related to the Product and including, without limitation, registration dossiers for the Product, Regulatory Approvals, Trademarks, Vasogen Housemark(s), Know-How and Patents owned or controlled by Vasogen whether by license or otherwise and licensed to Ferrer as of the date hereof and during the term of this Agreement, and shall mean all or each such Product IP Rights individually as the case may be.

1.1.36	"REGION" means any of the European Region or the Latin American Region, as applicable, and for purposes of paragraph 13,3,5 (ii), the following shall each constitute a Region:

1.1.36.1	Spain, Portugal, Greece and Germany;
1.1.36.2	Belgium, the Netherlands, Luxemburg, France and Italy;
1.1.36.3	Argentina, Brazil and Chile; and
1.1.36.4	Mexico, Venezuela and Peru.

1.1.37
"REGULATORY APPROVAL(S)" means the technical, medical and scientific licenses, registrations, authorizations and approvals (including, without limitation health technology assessments, approvals of Applications, supplements, variations and amendments, pre- and post- approvals, pricing and Third Party reimbursement approvals, and labelling approvals) of a Governmental Body necessary for the distribution, marketing, promotion, offer for sale, supply, use, import, exportor sale of a Product in a regulatory jurisdiction in the Territory or which are a prerequisite for mandatory funding of treatment involving the Product by local health providers, commissioners or purchasers.

1.1.38	“SHIPPING COSTS” has the meaning set out in Section 5.1.4.

1.1.39
"SPECIFICATIONS" means, with respect to a Product, the quality assurance and quality release specifications for the Product set forth in the Regulatory Approval for the Product, as may be modified from time to time in the discretion of Vasogen.

1.1.40	"TERM" means the period set forth under Section 13.1.

1.1.41	"TERRITORY" means the European Region and the Latin American Region.

1.1.42	"THIRD PARTY" means any Person that is not a Party or an Affiliate of a Party.

1.1.43	"TRADEMARKS" means any registered or unregistered trademarks, trade names or trade dress used and/or selected by Vasogen to designate a Product and listed in schedule 1.1.43.

1.1.44	"TRANSFER PRICE" has the meaning set forth in Section 4.4.

1.1.45
"VASOGEN HOUSEMARK(S)" mean the registered and unregistered trade/service mark(s), logo(s), trade dress, trade names or other symbols or designations exclusively identified with Vasogen or its Product and listed in schedule 1.1.45.

1.2       SCHEDULES

The Schedules which are attached to this Agreement are incorporated into this Agreement by reference and are deemed to be part hereof.

Schedule 1.1.1	Accessories
Schedule 1.1.17	ICP Marketing Plan
Schedule 1.1.29	Patents
Schedule 1.1.43	Trademarks
Schedule 1.1.45	Vasogen Housemarks
Schedule 3.1.2	Forecasts and Orders

1.3         CURRENCY

Unless otherwise indicated, all amounts payable under this Agreement shall be in Euros.

1.4         CHOICE OF LAW

This Agreement shall be governed by and construed in accordance with the laws of England without regard to principles of conflicts of law.

1.5         INTERPRETATION NOT AFFECTED BY HEADINGS OR PARTY DRAFTING

1.5.1 The division of this Agreement into articles, sections, paragraphs, subsections and clauses and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement and the schedules hereto and not to any particular article, section, paragraph, clause or other portion hereof and include any Agreement or instrument supplementary or ancillary hereto. Each Party acknowledges that it and its legal counsel have reviewed and participated in drafting the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party shall not be applicable in the interpretation of this Agreement.

1.6         NUMBER AND GENDER

In this Agreement, unless there is something in the subject-matter or context inconsistent therewith, (i) words in the singular number include the plural and such words shall be construed as if the plural had been used, (ii) words in the plural include the singular and such words shall be construed as if the singular had been used, and (iii) words importing the use of any gender shall include all genders where the context or Party referred to so requires, and the rest of the sentence shall be construed as if the necessary grammatical and terminological changes had been made.

1.7         REFERENCES TO STATUTORY PROVISIONS

References to statutory provisions shall, except where the context requires otherwise, be construed as references to those provisions as respectively amended or re-enacted or as their application is modified by other provisions (whether before or after the date of this Agreement from time to time).

1.8           REFERENCES TO ‘INCLUDES’ AND ‘INCLUDING’

References to the words "includes" or "including" shall be construed without limitation to the generality of the preceding words.

2           SUPPLY AND DISTRIBUTION OF PRODUCT

2.1        SUPPLY OF THE PRODUCT

Subject to the terms and conditions of this Agreement, during the Term, Vasogen shall sell the Device and the Disposable, ready, in each case, for sale, or in the case of the Device, potentially for lease or installation at no charge, as separate finished, packaged units to Ferrer for the Transfer Prices set forth in Article 4.4.

2.2         DISTRIBUTION OF THE PRODUCT

2.2.1 Subject to the terms and conditions of this Agreement, Vasogen hereby grants to Ferrer the exclusive right, within the Field of Use, to market, distribute and sell the Product for its own account in the Territory.

2.2.2 Ferrer shall have the right to appoint its Affiliates as sub-distributors; provided, however, that (i) Ferrer shall promptly notify Vasogen thereof in writing and (ii) Ferrer shall remain responsible to Vasogen for the performance of its Affiliates.

2.2.3 Ferrer may appoint as a sub-distributor any Third Party that is not an Affiliate provided that (i) it obtains Vasogen's prior written consent, which shall not be unreasonably withheld, and (ii) Ferrer shall remain responsible to Vasogen for the performance of such Third Party.

2.2.4 Ferrer shall ensure that all Affiliates and other Third Party sub-distributors appointed by Ferrer shall abide by the terms and conditions of this Agreement.

2.3         EXCLUSIVITY

2.3.3 The exclusivity as referred to in this Agreement means that Vasogen,

provided all terms and conditions of this Agreement are complied with by Ferrer, will not enter into other agreements with Third Parties for the distribution and sale of the Product for the Field of Use in the Territory nor sell the Product by itself for the Field of Use in the Territory.

2.3.4 During the term of this Agreement, Ferrer shall not, and shall not permit its Affiliates, to directly or indirectly, alone or in conjunction with a Third Party market, promote, distribute, offer for sale or sell a Competing Product. For purposes of this Agreement, the following shall be considered a "Competing Product": a therapeutic system delivering controlled oxidative stressors to a sample of autologous whole blood ex vivo for subsequent intramuscular administration to the same patient in the Field of Use. The non-compete provision in this section 2.3.4 shall expire 5 years from the Effective Date and shall thereafter only be renewed by written agreement between Vasogen and Ferrer.

2.3.5 Nothing in this Agreement shall be construed to grant Ferrer any rights or license (i) with respect to any Product outside of the Territory or (ii) with respect to any Product outside the Field of Use or (iii) with respect to any other product of Vasogen, or (iv) to manufacture any Product.

2.4         RIGHT OF FIRST NEGOTIATION FOR ADDITIONAL TERRITORY

2.4.1 Commencing on the date of First Commercial Sale of the Product in the Territory and for a period of one year thereafter, Ferrer or Vasogen may provide written notice to the other of its good faith desire to contract for or in respect of rights to the Product in all the European Union countries outside the Territory. During the 60 day period following such written notice from Ferrer or Vasogen, Ferrer will have the right to negotiate a written agreement for such rights on commercially reasonable terms mutually acceptable to the Parties. If the Parties are unable to agree the commercial terms and enter into a definitive agreement within such 60 day period, then Vasogen shall have no further obligation to Ferrer outside the Territory and will be free to negotiate an agreement with a Third Party for such rights. Notwithstanding the foregoing, Vasogen shall not be prohibited from receiving expressions of interest from Third Parties during the one year period in respect of rights in such countries.

2.5         RESTRICTION ON PURCHASE AND SALE OF PRODUCT

2.5.1 Ferrer shall not actively promote the distribution or sale of the Product for delivery at any location outside the Territory. Ferrer shall refer to Vasogen any order or inquiry from outside the European Economic Area.

2.5.2 Ferrer shall not actively promote the distribution or sale of the Product outside of the Field of Use or otherwise than in accordance with their Regulatory Approvals.

2.5.3 Unless otherwise authorized in writing by Vasogen, Ferrer shall not purchase any Devices or Disposables from any person other than Vasogen.

3           FORECASTS AND ORDERS

3.1        ESTIMATED REQUIREMENTS; FIRM ORDERS

3.1.1 Vasogen shall supply Devices and Disposables for use during the ICP as agreed in the ICP Marketing Plan. For purposes of the period following ICP, no later than April 1, 2008, Ferrer shall provide Vasogen with a forecast showing Ferrer's estimated requirements of Devices and Disposables, within the Territory and identified by month for each Region, for the first twelve (12) months following the European Society of Cardiology conference beginning August 2008. Such forecast shall be a binding forecast of Ferrer's purchases of Devices and Disposables for the first three (3) months of sales within the Territory and shall be non-binding for the remaining nine (9) months.

3.1.2 The process for forecasting and submitting orders for Devices and Disposables shall be as set out in Schedule 3.1.2.

4.          ECONOMIC TERMS

4.1  Intentionally left blank.

4.2        COMMERCIAL MILESTONES FOLLOWING THE ICP
In further consideration of the rights granted, Ferrer shall pay Vasogen, within sixty (60) days of the relevant First Commercial Sale, the following non-refundable, non-creditable amounts:
4.2.1 First Commercial Sale in Spain:	xx Euros
4.2.2 First Commercial Sale in France:	xx Euros
4.2.3 First Commercial Sale in Italy:	xx Euros
4.2.4 First Commercial Sale in Germany:	xx Euros
4.2.5 First Commercial Sale, one time only, in any of Belgium, Netherlands and Luxembourg:	xx Euros
4.2.6 First Commercial Sale in Portugal:	xx Euros
4.2.7 First Commercial Sale in Greece:	xx Euros

4.3        SALES MILESTONES FOLLOWING THE ICP
In further consideration of the rights granted, Ferrer shall pay Vasogen, the following non-refundable non-creditable amounts upon first reaching over a 12 month period the following total Net Sales. For greater certainty, more than one Net Sales milestone may be achieved in one twelve month period. Payment shall be due within sixty (60) calendar days of the end of the financial quarter during which the applicable Net Sales milestone is achieved.

Net Sales	Milestone Fee

5 Mio €	xx €
10 Mio €	xx €
15 Mio €	xx €
20 Mio €	xx €
30 Mio €	xx €
40 Mio €	xx €
60 Mio €	xx €
80 Mio €	xx €
100 Mio €	xx €
120 Mio €	xx €
140 Mio €	xx €
160 Mio €	xx €

4.4         TRANSFER PRICES

4.4.1 Ferrer shall purchase all of the Devices or Disposables for which a Purchase Order has been submitted to Vasogen at the Transfer Price. The Transfer Price of the Disposables following the ICP shall be calculated as an Applicable Percentage of the Net Selling Price as set out below.

  The Transfer Prices for the periods during and following the ICP shall be as  follows:

Device during ICP	xx
Device following ICP	Transfer Price To be determined by the Parties through the Joint Steering Committee, and subject to 4.4.2 below.

Disposables during ICP	xx Euros each
Disposable following the ICP	45% of the Net Selling Price for each year for the first five years following the First Commercial Sale and

42% of such Net Selling Price for each year thereafter

For greater certainty, (i) during the ICP, Ferrer shall be responsible for the costs of shipping the Devices to the designated clinics and (ii) the Transfer Price of the Device following the ICP shall be determined by the Parties no later than April 1, 2008 and, subject to adjustment as may be required from time to time, shall be equal to Vasogen’s direct and indirect cost of goods for the Device, as determined in accordance with Canadian generally acceptable accounting principles, plus an acceptable margin. Nothwithstanding the above but subject to the last sentence of 4.4.2, the parties agree that Transfer Price of the Device following the ICP shall in no case be higher than xx Euros

4.4.2 After the first five years following the First Commercial Sale, the Transfer Price for the Device and the Disposable and the Applicable Percentages shall be subject to review annually and may be modified by the mutual agreement in writing of the Parties, provided that any modification shall maintain the relative financial benefits to Vasogen on one hand and Ferrer on the other and consider the pricing conditions in each country of the Territory. In the event that the Parties cannot agree on a modification, the Transfer Price in respect of the Device and the Disposable and the Applicable Percentages shall remain as set out in Section 4.4.1 above. Notwithstanding any of the foregoing, at no time will Vasogen be required to provide (i) Devices at a Transfer Price that does not cover Vasogen’s direct and indirect cost of goods, determined in accordance with Canadian generally accepted accounting principles, plus an acceptable margin or (ii) Disposables at a Transfer Price of less than xx Euros per Disposable.

4.4.3 Vasogen shall invoice Ferrer for Disposables upon shipment at the Forecasted Supply Price determined in accordance with Section 4.4.5 and for Devices at the Transfer Price in accordance with 4.4.1.

4.4.4 The Transfer Price for the Disposables shall be reconciled each year in accordance with the methods set forth below. The Parties shall establish a Forecasted Supply Price in accordance with Section 4.4.5. During such year, the Transfer Price shall be deemed to be the Forecasted Supply Price. At the end of each year, the Transfer Price shall be calculated and reconciled with the Forecasted Supply Price for the same time period in accordance with Section 4.4.6.

4.4.5      FORECASTED SUPPLY PRICE

For the Disposable in the year in which the First Commercial Sale occurs, the Forecasted Supply Price shall be the Applicable Percentage multiplied by the initial deemed Net Selling Price for the year as described in Section 1.1.27,. At least sixty (60) days prior to the beginning of each subsequent calendar year, the Forecasted Supply Price for the upcoming year shall be determined for the Disposable, based on an estimate of the Net Selling Price using data from the first nine months of the current calendar year. All of the foregoing shall be referred to as the "Forecasted Supply Price". Similarly, in the first year in which the First Commercial Sale occurs in an additional country within the Territory, the Forecasted Supply Price shall take into account the projected Net Selling Price for that country.

4.4.6      ANNUAL RECONCILIATION OF FORECASTED SUPPLY PRICE

Within forty-five (45) days following (i) the end of each calendar year during the Term of this Agreement, and (ii) the expiration or earlier termination of this Agreement, Ferrer shall deliver to Vasogen a report and calculation of the Net Selling Price for the Disposable sold in the Territory during such calendar year. Vasogen shall then calculate the reimbursement amount by multiplying for the Disposable (a) the Transfer Price (based on the Applicable Percentage of the Net Selling Price for that calendar year) less the Forecasted Supply Price for that calendar year by (b) the number of Disposables sold during that calendar year. If the result of the calculation in this Section 4.4.6 is positive, Ferrer shall pay such amount to Vasogen. If the result of the calculation in this Section 4.4.6 is negative, Ferrer shall be entitled to a credit for such amount which it may apply to future invoices.

4.5        PAYMENT METHOD

All payments under this Agreement shall be made by bank wire transfer in immediately available funds to an account designated by the Party to which such payments are due. Any payments due under this Agreement which are not paid by the date such payments are due under this Agreement shall bear interest to the extent permitted by applicable law at a rate equal to the monthly London inter-bank offering rate U.S. dollars as quoted in The Financial Times on the first business day of the month on which the payment was due. This Section 4.5 shall in no way limit any other remedies available to the Parties.

4.6        EURO; CURRENCY EXCHANGE

All sums due under this Agreement shall be payable in Euros. With respect to Net Sales invoiced in a currency other than Euros, the Net Sales shall be expressed in the domestic currency of the entity making the sale or incurring the expense, together with the Euro equivalent, calculated using the arithmetic average of the spot rates on the last working day of each month of the calendar quarter in which the Net Sales were made. The "closing mid-point rates" published by The Financial Times, or any other publication as agreed to in writing by the Parties, shall be used as the source of spot rates to calculate the average as defined in the preceding sentence.

4.7        INVOICES; TIMING OF PAYMENTS

Vasogen shall invoice Ferrer for all Disposables supplied hereunder at the Forecasted Supply Price or ICP price (as applicable) and for all Devices at the Transfer Price on the date of shipment, which invoice shall include any Shipping Costs paid by Vasogen and any applicable taxes. Payment for the Product shall be made by Ferrer to Vasogen in Euros within sixty (60) calendar days of Ferrer's receipt of invoice. Unless otherwise specified in this Agreement, all other amounts due to Vasogen hereunder shall be paid by Ferrer within sixty (60) calendar days following the date of Ferrer's receipt of invoice.

4.8         TAXES

Where any sum due to be paid to a Party under this Article 4 is subject to any withholding or similar tax, the Parties shall use their reasonable efforts to do all such acts and to sign all such documents as will enable them to take advantage of any applicable double taxation agreement or treaty. In the event there is no applicable double taxation agreement or treaty, or if an applicable double taxation agreement or treaty reduces but does not eliminate such withholding or similar tax, the Party making a payment shall pay such withholding or similar tax to the appropriate government authority, deduct the amount paid from the amount due to the other Party, and secure and send to the other Party the best available evidence of such payment.

All sums due under this Agreement are exclusive of sales, excise and consumption taxes, tariffs and duties (including VAT) and any similar taxes in any jurisdiction, which where applicable shall be paid by Ferrer to Vasogen in addition.

4.9         AUDIT RIGHTS

Ferrer shall keep, and require its Affiliates and any Third Party sub-distributors to keep, complete and accurate books of accounts and records for the purpose of determining the amounts payable pursuant to this Agreement. Such books and records shall be kept at the principal place(s) of business of Ferrer and its Affiliates and Third Party sub-distributors for at least three (3) years following the end of the calendar year to which they pertain. Such records shall be open for inspection during such three (3) year period by Vasogen or an auditor chosen by Vasogen and reasonably acceptable to Ferrer for the purpose of verifying the amounts payable hereunder. Such inspections may be made no more than once each calendar year, at reasonable times and on reasonable notice and once the records for a period are audited they shall not be subject to re-audit. Inspections conducted under this Section 4.9 shall be at the expense of Vasogen, except if a variation or error producing an underpayment in amounts payable which exceeds five percent (5%) of the amount paid for the entire period covered by the inspection is established in the course of any such inspection, whereupon all reasonable documented out-of-pocket costs relating to the inspection for such period shall be paid by Ferrer. In any event any unpaid amounts that are discovered shall be paid by Ferrer to Vasogen, together with interest on such unpaid amounts at the rate set forth in Section 4.5 above.

5.           TERMS OF SALE

5.1         DELIVERY OF PRODUCT, TRANSFER OF RISKS AND PROPERTY

5.1.1 The Product shall be sold and delivered EXW from Vasogen’s or its designee’s warehouse or manufacturing location prior to or within twenty (20) business days of the date specified in the applicable Purchase Order acknowledgment. In accordance with EXW terms, Ferrer shall bear all risk of loss and damage to the Product from the time they have been placed at Ferrer's disposal. Vasogen shall ship the Product on a carrier mutually agreed to by the Parties at Ferrer's expense.

5.1.2
Delivery of eighty percent (80%) or more of any Purchase Order shall be considered a complete order, provided that the remaining quantities of any Purchase Order are delivered within the following ninety (90) day period.

5.1.3   Product will be delivered ready for sale or lease in the Territory.

5.1.4 Ferrer shall pay all costs, expenses, taxes (including VAT), levies, tariffs, brokerage fees, insurance premiums and other costs and charges assessed or levied in connection with the transportation of Product from Vasogen (the "Shipping Costs"). If Vasogen pays any of the Shipping Costs on behalf of Ferrer, then Vasogen shall invoice such Shipping Costs to Ferrer and Ferrer shall pay such costs in accordance with the provisions of Section 4.7 above.

5.1.5 Vasogen shall use all Commercially Reasonable Efforts to supply Ferrer's requirements of Devices and Disposables.

5.2         COMPLIANCE OF PRODUCT

5.2.1 Ferrer shall have the right to ensure that all Product complies with the Specifications during the period of fifteen (15) working days following the date of Vasogen’s delivery of such Product. Ferrer shall accomplish this through consignment checks in accordance with Vasogen procedures. In the event Ferrer finds that the Product does not conform to the Specifications, Ferrer shall send a written notice to Vasogen within the fifteen (15) working day period following delivery. If Vasogen has not received any notice from Ferrer within such fifteen (15) working days following delivery, Ferrer shall be deemed to have accepted the Product as is. Such limitations shall not apply as per latent defects. For clarity, Ferrer shall not have the right to return Product which conforms to the applicable Specifications.

5.2.2 If Ferrer receives Product from Vasogen that does not comply with the Specifications ("non-conforming"), and sends a written notice to Vasogen within the time period specified in section 5.2.1, Vasogen shall replace or repair, at its discretion, such non-conforming Product with an equal quantity of Product that conforms to the Specifications at no additional cost to Ferrer. If a shortage exists with respect to a shipment of Product, Ferrer shall so inform Vasogen, and Vasogen shall make-up such shortage as soon as Vasogen is practicably able to do so at no additional cost to Ferrer beyond the Transfer Price. The remedies set forth in this Section 5.2.2 shall be the sole and exclusive remedies of Ferrer with regard to a shortage or non-conforming Product.

5.2.3 In the case of the Disposables, if the analysis of a sample of the Disposables performed by or for Ferrer indicates that a batch of Disposables does not meet Specifications and Vasogen's analysis of its sample from the same batch indicates that the batch does meet Specifications, Vasogen will so advise Ferrer and a joint investigation will be conducted to determine the cause of the failure; and

(a) If the Disposables are proven to meet Specifications, then Ferrer shall be responsible for the cost of the joint investigation and any independent Third Party testing of Product.

(b)  If the Disposables are proven not to meet Specifications, Vasogen shall be responsible for the cost of the joint investigation and any independent Third Party testing of Disposables, and shall replace such Disposables at its own cost.

6            REPRESENTATIONS AND WARRANTIES

6.1         REPRESENTATIONS AND WARRANTIES OF VASOGEN

Vasogen represents and warrants the following:

6.1.1 it has full power and authority to enter into and perform its obligations pursuant to this Agreement and to consummate the transactions contemplated herein;

6.1.2 the execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action and constitute a legal, valid and binding obligation of Vasogen;

6.1.3 it shall comply with the material Specifications and the applicable Essential Requirements within the Territory, as applicable, and shall comply, subject to Ferrer advising Vasogen of all relevant requirements, with local, state, and federal laws and regulations applicable in the Territory. Vasogen may however make modifications to the Specifications if approved by the applicable Governmental Body and shall thereafter inform Ferrer of any such modifications and provide Ferrer with the corresponding documentation to be submitted to the

Governmental Body, provided that such modifications shall not be implemented with regard to Devices or Disposables for sale in the Territory until approved by the relevant Governmental Bodies, where such approval is necessary;

6.1.4 its obligations under this Agreement are valid and binding and enforceable against it in accordance with their terms, except as enforcement may be affected by bankruptcy, insolvency, or other similar laws and by general principles of equity; and

6.1.5 it has not granted any rights that are inconsistent with the rights and licenses granted herein.

6.2         REPRESENTATION AND WARRANTIES OF FERRER

Ferrer represents and warrants the following:

6.2.1 it has full power and authority to enter into and perform its obligations pursuant to this Agreement and to consummate the transactions contemplated herein;

6.2.2 the execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action and constitute a legal, valid and binding obligation of Ferrer;

6.2.3 its obligations under this Agreement are valid and binding and enforceable against it in accordance with their terms, except as enforcement may be affected by bankruptcy, insolvency, or other similar laws and by general principles of equity;

6.2.4 it shall perform its obligations hereunder in compliance with all applicable laws and regulations whether they be local or otherwise;

6.2.5 it has the commercial capacity to distribute and sell the Product in the Territory; and

6.2.6 there are no agreements or commitments to which it or any of its Affiliates is a party that conflicts with its obligations hereunder.

7.           OBLIGATIONS OF VASOGEN

7.1         FORM AND PROMOTION

7.1.1 During the Term of this Agreement, Vasogen shall, upon request from Ferrer, assist Ferrer in the preparation of sales promotional material in order to facilitate sales and marketing of the Product, together with such information as

Vasogen deems appropriate in connection with any warranties relating to the Product, provided that any out-of-pocket costs incurred by Vasogen shall be for the account of Ferrer, subject to prior approval of Ferrer.

7.1.2 Prior to using any promotional materials for the Product for the first time and on subsequent amendments, Ferrer shall submit a sample of such materials to Vasogen for approval. Vasogen shall use Commercially Reasonable Efforts to approve such materials within ten (10) business days for materials in English and twenty (20) days for materials in a language other than English. Should Ferrer receive no resonse from Vasogen within that period, the materials shall be deemed approved.

7.1.3 Ferrer shall provide Vasogen with samples of all promotional materials that Ferrer uses for the Product for use by Vasogen and Vasogen's other partners outside of the Territory, at Vasogen's cost and expense for reproduction of the materials and Vasogen shall reimburse Ferrer for out of pocket costs attributable proportionately to copyright fees payable on promotional materials used by Vasogen.

7.2	OPERATIONS SUPPORT AND OTHER

7.2.1 Vasogen shall provide Ferrer with the technical, preclinical and clinical data related to the Product in its possession or to which Vasogen may have access and the right to use that is required to enable Ferrer to execute the activities for which it is responsible.

8       REGULATORY OBLIGATIONS

8.1      REGISTRATION OF PRODUCT

The Product has been CE Marked in Europe by Vasogen. However, Vasogen shall be entitled to modify indications approved under the CE Mark (i) to reflect results of the SIMPADICO and ACCLAIM trials in accordance with the Essential Requirements or (ii) as mutually agreed with Ferrer. Subject to the foregoing, Ferrer, based on the information provided by Vasogen, will at its own expense use Commercially Reasonable Efforts to assist Vasogen to obtain the necessary permits, licenses, authorizations, registrations or approvals that may be required in accordance with each Region's laws and regulations, or under any other Governmental Body, as may be required for the sale, distribution and promotion of the Product in the Territory.

8.2      REGULATORY APPROVALS

8.2.1 VIL will act as Vasogen’s European Authorised Representative in the Territory and use Commercially Reasonable Efforts, in conjunction with Ferrer, to obtain such Regulatory Approvals as may be required, in accordance with local

Regulations, provided that Vasogen shall be entitled to modify the indications approved under the CE Mark (i) to reflect results of the SIMPADICO and ACCLAIM clinical trials in accordance with the Essential Requirements or (ii) as mutually agreed with Ferrer. Within 3 business days of receipt of any Regulatory Approval, VIL shall provide Vasogen and Ferrer with an electronic copy of such Regulatory Approval. The initial regulatory plan shall be developed jointly by VIL and Ferrer and submitted for consideration by the Joint Steering Committee as part of the ICP Marketing Plan. An updated regulatory plan shall be developed annually by VIL and Ferrer and reviewed annually by the Joint Committee, at least 30 days prior to the end of each calendar year. In the case of Regulatory Approvals for the Latin American Region, Ferrer shall be responsible for the expenses incurred by Ferrer in obtaining such Regulatory Approvals. Ferrer shall allow Vasogen to conduct audits of the processes affecting Product quality, as may be required pursuant to the Regulatory Approvals.

8.3      LABELLING

8.3.1 Ferrer shall assist Vasogen in translating labels for the Product and shall assist Vasogen in the preparation of the appropriate labels in compliance with Regulatory Approvals. The inventory shall be either shipped with appropriate labelling or ready for labeling, as agreed between the Parties, and as approved by the Governmental Body in accordance with all standards, laws and regulations applicable to each country of the Territory, as notified by Ferrer to Vasogen from time to time.

8.3.2 Consistent and in accordance with Section 12.3.3, Vasogen shall be identified on the appropriate labels of the Product and on all promotional and educational materials as the manufacturer and holder of the Product IP Rights thereof, including any notifications deemed necessary by Vasogen, unless prohibited by applicable law or otherwise instructed by Vasogen. Ferrer shall represent itself as the distributor of the Product.

8.4      OTHER OBLIGATIONS

Ferrer shall:

8.4.1 use Commercially Reasonable Efforts, at its expenxe, to promote, distribute, market and sell the Product in the Territory in accordance with Regulatory Approvals and, in particular, shall in good faith carry out the marketing plan for the ICP, the broad outline of which is set out in Schedule 1.1.13; No later than 90 days from the Effective Date, Ferrer shall provide the detailed marketing plan for the ICP to Vasogen for acceptance.

8.4.2 No later than April 1, 2008, Ferrer shall present to Vasogen a detailed marketing plan for the Product after the ICP, including budget and timeline for launching, promoting, marketing, distributing and selling the Product for the Field of Use in the Territory, quality metrics, a reimbursement plan, the results of a pricing study for the Product conducted by Ferrer, the terms and conditions of sale of the Device and Disposable and annual sales objectives, which marketing plan shall be subject to approval by Vasogen particularly for consistency with the international commercial strategy for the Product (the “Marketing Plan”).

8.4.3 properly execute the approved Marketing Plan and carry out its obligations under this Agreement;

8.4.4 honor any warranty offered by Vasogen on the Device or Disposables, in accordance with the terms and conditions of sale of the Device and Disposable respectively, as set out in the Marketing Plan;

8.4.5 manage any consumers' and/or health professionals’ and/or customers’ complaints in a diligent and expeditious manner, as it would for its own product for purposes of regulatory compliance, andinform VIL and Vasogen without delay of any significant increase in the number of complaints in association with Product, all pursuant to the Vigilance Agreement; and

8.4.6 be responsible for complying with all local laws and regulations in the Territory including, without limitation, laws and regulations relating to the importation and sale of the Product.

8.4.7 assume all costs related to Product installation or de-installation, service and training of its representatives and end users in the Territory. All installation, service and training of end users shall at all times be undertaken in accordance with Vasogen’s policy and Standard Operating Procedures, including in relation to the provision of training to clinicians and the access of representatives to clinical treatment zones where patients are present. Should Ferrer request Vasogen to undertake such activities, Ferrer and Vasogen shall agree on a fee for services. In addition, Ferrer shall be responsible for the costs to ship Devices to designated clinical sites during the ICP and to return Devices to Vasogen at no charge on the later of (i) the end of the ICP and (ii) the availability of the next generation of Devices.
8.4.8 facilitate access to the clinical sites for Vasogen personnel or their designees as necessary for the purposes of providing additional technical support or troubleshooting.

8.4.9 track and report to Vasogen monthly, as of the last day of each month and, except for inventory, on a cumulative year to date basis (i) the number of Devices installed and in use, (ii) the relevant sales prices or lease or other arrangements entered into in connection with such Devices, (iii) the number of Disposables sold or provided at no cost to the end user, (iv) the Net Selling Price for the Disposables (v) Net Sales and (vi) the number of Devices and Disposables on hand in inventory. Such report shall be due within 10 business days of the end of each month.

8.4.10 track and report to Vasogen monthly, all relevant data related to the use, technical performance and servicing of the Devices. In addition, at regular intervals to be mutually agreed, Ferrer will provide to Vasogen copies of the electronic Device data logs. Ferrer will undertake to maintain adequate back-up and archiving of all Device related data to be made available to Vasogen on request as necessary.

8.4.11 Provide to Vasogen details of all customer feedback and complaints including but not limited to those classified as per 11.1

9.        MUTUAL UNDERTAKINGS

9.1      JOINT COMMERCIALIZATION COMMITTEE

As soon as practicable following the Effective Date, the Parties will establish a Joint Commercialization Committee (JCC) to monitor the implementation and execution of the Marketing Plan, including reimbursement strategy, operations and logistics and the regulatory and vigilance plan, including for purposes of the ICP. Vasogen and Ferrer shall each designate at least two (2) members to serve on the JCC, one of whom must be the person within Ferrer designated as Product Manager. The JCC shall meet at least twice annually and at such other times as agreed to by the committee members.

9.2      JOINT STEERING COMMITTEE

As soon as practicable following the Effective Date, the Parties shall form a Joint Steering Committee. Vasogen and Ferrer shall each designate two (2) members to serve on the Joint Steering Committee and such members shall be senior executives of the designating Party. Each member shall serve until removed by the Party appointing the member. The initial members of the Joint Steering Committee shall be named by Vasogen and Ferrer within 30 days of the Effective Date. The mandate of the Joint Steering Committee shall be (i) to review the work and recommendations of the Joint Commercialization Committee, (iii) to resolve disputes of the Joint Commercialization Committee, (iv) to consult on and review annually the Forecasted Supply Price, (vi) to review the ICP marketing plan and, annually, at least 30 days prior to the end of the calendar year, to review an updated Marketing Plan and Regulatory and Reimbursement Plan as well as the vigilance plan for the upcoming calendar year, (vii) to consider the potential sharing of the costs and benefits of future product development and cost reduction programs and (viii) to perform such other duties to facilitate the collaboration as the Parties deem necessary. Each

           Party shall have one vote and both Parties must agree on all decisions of the Joint Steering Committee.

10.      INDEMNIFICATION

10.1	INDEMNIFICATION BY VASOGEN

Vasogen shall indemnify, protect and hold Ferrer and Ferrer’s directors, officers, and employees (the “Ferrer Indemnified Parties”) harmless from and against any and all Liabilities, asserted at any time arising out of (i) any breach or misstatement by Vasogen of its representations and warranties made in this Agreement, or (ii) the Product itself (characteristics inherent to the Product), the manufacture, use of the Product produced by or for Vasogen or its designees (whether under defective Product liability or otherwise) or (iii) any negligent act or omission or gross negligence, recklessness or willful misconduct of Vasogen or any of its Affiliates; or (iv) any other breach by Vasogen of its obligations under this Agreement except in each case, to the extent caused by any negligent act or omission or gross negligence, recklessness or willful misconduct of any of the Ferrer Indemnified Parties.

10.2    INDEMNIFICATION BY FERRER

Ferrer shall indemnify, protect and hold Vasogen and Vasogen’s directors, officers, employees and agents (“Vasogen Indemnified Parties”) harmless from and against any and all Liabilities, asserted at any time arising out of or involving (i) any breach or misstatement by Ferrer of its representations and warranties made in this Agreement or (ii) the promotion, storage, handling, sale and distribution of the Product by Ferrer or its designees, or (iii) any negligent act or omission or gross negligence, recklessness or willful misconduct of Ferrer or any of its Affiliates; or (iv) any other breach by Ferrer of its obligations under this Agreement except in each case, to the extent caused by any negligent act or omission or gross negligence, recklessness or willful misconduct of any of the Vasogen Indemnified Parties.

10.3    PROCEDURE

10.3.1 If any claim or action is asserted against a Party, or the Affiliate of a Party, to this Agreement that would entitle such Party to indemnification pursuant to either of the foregoing Sections 10.1 or 10.2 (a “Third Party Claim”), such Party who seeks indemnification (the “Indemnitee”) will give written notice thereof to the Party to this Agreement from whom indemnification is sought (the “Indemnitor”) promptly, provided, however, that failure to give such notification will not affect the indemnification provided hereunder except to the extent the Indemnitor shall have been actually prejudiced as a result of such failure.

10.3.2 If a Third Party Claim is made against an Indemnitee and the Indemnitor acknowledges in writing its obligation to indemnify the Indemnitee therefore, the Indemnitor will be entitled, within one hundred twenty (120) days after receipt of written notice from the Indemnitee of the commencement or assertion of any such Third Party Claim to assume the defense thereof (at the expense of the Indemnitor) with counsel selected by the Indemnitor and reasonably satisfactory to the Indemnitee, for so long as the Indemnitor is conducting a good faith and diligent defense. Should the Indemnitor so elect to assume the defense of a Third Party Claim, the Indemnitor will not be liable to the Indemnitee for any legal or other expenses subsequently incurred by the Indemnitee in connection with the defense thereof. If the Indemnitor assumes the defense of any Third Party Claim, the Indemnitee shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnitor. If the Indemnitor assumes the defense of any Third Party Claim, the Indemnitor will promptly supply to the Indemnitee copies of all correspondence and documents relating to or in connection with such Third Party Claim and keep the Indemnitee informed of developments relating to or in connection with such Third Party Claim, as may be reasonably requested by the Indemnitee (including, without limitation, providing to the Indemnitee on reasonable request updates and summaries as to the status thereof). If the Indemnitor chooses to defend a Third Party Claim, all Indemnitees shall reasonably cooperate with the Indemnitor in the defense thereof (such cooperation to be at the expense, including reasonable legal fees and expenses, of the Indemnitor). If the Indemnitor does not elect to assume control of the defense of any Third Party Claim within the 120-day period set forth above, or if such good faith and diligent defense is not being or ceases to be conducted by the Indemnitor, the Indemnitee shall have the right, at the expense of the Indemnitor, after three (3) Business Days notice to the Indemnitor of its intent to do so, to undertake the defense of the Third Party Claim for the account of the Indemnitor (with counsel selected by the Indemnitee), but shall not compromise or settle such Third Party Claim, without the consent of the Indemnitor which consent shall not be unreasonably withheld.

10.3.3 If the Indemnitor acknowledges in writing its obligation to indemnify the Indemnitee for a Third Party Claim, the Indemnitee will agree to any settlement, compromise or discharge of such Third Party Claim that the Indemnitor may recommend that by its terms obligates the Indemnitor to pay the full amount of losses (whether through settlement or otherwise) in connection with such Third Party Claim and unconditionally and irrevocably releases the Indemnitee completely from all liability in connection with such Third Party Claim; provided, however, that, without the Indemnitee’s prior written consent, which consent shall not be unreasonably withheld, the Indemnitor shall not consent to any settlement, compromise or discharge (including the consent to entry of any judgment), and the Indemnitee may refuse to agree to any such settlement, compromise or discharge, that provides for injunctive or other nonmonetary relief affecting the

Indemnitee. If the Indemnitor acknowledges in writing its obligation to indemnify the Indemnitee for a Third Party Claim, the Indemnitee shall not (unless required by law) admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnitor’s prior written consent (which consent shall not be unreasonably withheld).

10.4	CONSEQUENTIAL DAMAGES

Other than amounts payable with respect to a Third Party Claim pursuant to an indemnification obligation, neither Party hereto will be liable for lost profits arising from or relating to any breach of this Agreement (whether direct or indirect) or special, incidental or consequential damages arising out of this agreement or the exercise of a Party’s rights hereunder, regardless of any notice of such damages.

10.5      INSURANCE

The Parties shall maintain, during the Term, commercial general liability insurance, (including Product liability, contractual liability, bodily injury, property damage and personal injury) adequate enough to cover its indemnification obligations under this Article 10. During the Term, the Parties shall not permit such insurance to expire or be canceled without reasonable prior written notice to the other Party and without providing for comparable replacement insurance prior to such expiry or cancellation. A Party’s liability to the other is in no way limited to the extent of the insurance coverage.

11.      REGULATORY MATTERS

11.1    ADVERSE REACTIONS, INCIDENTS AND NEAR INCIDENTS

Promptly following the Effective Date, but in no event later than 30 days prior to the anticipated use of the Product during the ICP, the Parties shall negotiate in good faith and execute a vigilance agreement providing that VIL shall be responsible for vigilance in the Territory and containing terms customary for similar agreements, including a joint recall procedure and the timely provision of information to Vasogen and Ferrer (the "Vigilance Agreement").

11.2    COMMUNICATIONS WITH GOVERNMENTAL BODIES; INQUIRIES

11.2.1        VIL will be responsible for obtaining and maintaining Regulatory Approvals and communicating with Governmental Bodies on regulatory matters. Ferrer will assist VIL, at VIL’s request, in obtaining such Regulatory Approvals. Notwithstanding the foregoing, Vasogen shall be entitled to modify the indications approved under the CE Mark (i) to reflect results of the SIMPADICO and ACCLAIM trials in accordance with the Essential Requirements or (ii) as mutually agreed with Ferrer.

11.2.2         Upon being contacted by any Governmental Body in the Territory in   connection with a Product or any other matter which might reasonably  be expected to affect the rights or obligations of the other Party under  his Agreement, the Party so contacted shall immediately notify the  other Party. Each Party, as appropriate, shall respond to all inquiries  regarding the Product, from Governmental Bodies throughout the  Territory and the Parties shall provide one another with reasonable  assistance in this regard.

11.3    RECALLS

In the event that either Party determines that an “event”, “incident”, or “near incident” (as those terms are defined in the Vigilance Agreement) or circumstance has occurred which may result in the need for a recall or other removal of the Product from the market, such Party shall advise and consult with the other Party with respect thereto as to the appropriate measures to be taken, as set out in the Vigilance Agreement, provided that Vasogen shall have final decision making authority in respect of a recall as provided by applicable health regulatory requirements.

11.4    RECALL PROCEDURE

The manner in which the recall is to be carried out shall be set out in the Vigilance Agreement.

11.5    COST OF RECALLS

Except as expressly otherwise provided in the Vigilance Agreement, the Parties shall share equally all costs of a recall, market withdrawal or other corrective action with respect to any Product in the Territory. Notwithstanding the foregoing, a Party shall bear any and all costs of a recall, market withdrawal or other corrective action with respect to a Product in the Territory to the extent such recall, market withdrawal or other corrective action is attributable predominantly to the fault of such Party and results from:

(A) in the case of Vasogen: (i) a grossly negligent or reckless act or omission or intentional misconduct on the part of Vasogen or its Affiliates, and in no part from a grossly negligent or reckless act or omission or intentional misconduct on the part of Ferrer or its Affiliates or sub-distributors, (ii) characteristics inherent to the Product, (iii) the failure of Product to be manufactured by Vasogen in compliance in all material respects with all applicable laws, rules and regulations, and in accordance with the Specifications, following notice of non-compliance from Ferrer; or (iv) material breach by Vasogen of applicable laws, rules or regulations, or the provisions of this Agreement; and

(B) in the case of Ferrer: (i) a grossly negligent or reckless act or omission or intentional misconduct on the part of Ferrer or its Affiliates or sub-distributors, and not from a grossly negligent or reckless act or omission or intentional misconduct on the part of Vasogen or its Affiliates; (ii) any failure to handle, store, promote or distribute Product in compliance with Vasogen specifications, and all applicable laws, rules and regulations from and after delivery of Product to Ferrer; or (iii) material breach by Ferrer of applicable laws, rules or regulations or the provisions of this Agreement.

Notwithstanding the foregoing, neither Party shall have any obligation to reimburse or otherwise compensate the other Party or its Affiliates for any lost profits or income that may arise in connection with any recall, market withdrawal or corrective action with respect to a Product.

12.      INTELLECTUAL PROPERTY

12.1    LIMITED KNOW-HOW AND PATENTS LICENSE

12.1.1 Subject to the terms and conditions of this Agreement, and only to the extent required to perform its obligations and undertakings pursuant to this Agreement, Vasogen hereby grants to Ferrer an exclusive, non-transferable license throughout the Territory to use the Product IP Rights, Know-How, Patents, and Improvements owned by Vasogen for the sole purpose of: the sale, marketing and distribution of the Product in the Territory in the Field of Use in accordance with Regulatory Approvals, as provided herein (collectively the “Licensed Rights”). However, Vasogen shall be permitted to use the Licensed Rights in the Territory and in the Field of Use to obtain Regulatory Approvals and for research and development purposes, and to use the Licensed Rights in the Territory for any purpose outside the Field of Use, provided that such activities do not prejudice Ferrer’s rights under the Agreement. Both Parties acknowledge that the conduct of a further clinical trial in the Terrritory would not prejudice Ferrer’s rights. Vasogen shall keep Ferrer informed of any such activities.
Ferrer shall not, at any time during the continuance of this Agreement or thereafter, directly or indirectly, by itself or through its employees, agents or related companies, contest or assist any other company or person in contesting the validity of any of the Patents or Licensed Rights or the right, title and interest of Vasogen to the Patents or Licensed Rights.

12.1.2 Vasogen also grants to Ferrer for the purpose provided for pursuant to the provisions of sub-section 12.1.1, (i) an exclusive, non-transferable right and license throughout the Territory in the Field of Use to use such Know-How and Patents of which Vasogen is entitled to sub-licence such rights.

12.1.3 Vasogen shall be responsible for the defense of the Patents (including proceedings related to infringement of the Patents by a third party) and/or Licensed Rights including any legal proceedings in respect of infringement of third party rights in respect of use of the Licensed Rights as it may determine necessary, acting in good faith, to allow Ferrer to exploit the Licensed Rights in accordance with the spirit and intent of Agreement, and, in cases where it is determined necessary to do so, Vasogen shall bring any actions or defenses in connection therewith. Ferrer shall cooperate with Vasogen and render Vasogen its reasonable assistance in the defense of the Patents and/or Licensed Rights (including proceedings relating to infringement of the Patents by a third party) or defense against third party allegations of infringement of third party rights in respect of use of the Licensed Rights at Vasogen's expense. Any damages and costs recovered shall be for Vasogen's sole benefit and Vasogen shall be entitled to enter into any settlement agreement or consent to judgment as it considers reasonable, provided that Ferrer is allowed to exploit the Licensed Rights in accordance with the spirit and intent of the Agreement.

12.1.4 Ferrer will notify Vasogen promptly in writing when it becomes aware of possible infringement of the Licensed Rights by a third party or if Ferrer becomes aware that a third party is alleging infringement of third party rights in respect of use of the Licensed Rights.

12.1.5  Vasogen shall be responsible for prosecution and maintenance of Patents and pending patent applications as is applicable. Vasogen shall be responsible for all costs relating to the filing, prosecution, and maintenance of Patents. Vasogen may, during the term of this Agreement, discontinue prosecution of pending patent applications, decide not to file additional patent applications, or discontinue payment of maintenance fees for patents listed in Schedules 1.1.23(a) and (b), provided that it has determined, acting in good faith, that Ferrer will still be allowed to exploit the Licensed Rights in accordance with the spirit and intent of the Agreement. In such event, Vasogen will give Ferrer reasonable prior notice of such decisions or actions to allow Ferrer to decide whether to continue, on Vasogen’s behalf, prosecution of such patent applications, file patent applications, or continue payment of maintenance fees for such patents.

12.2       INVENTIONS AND NEW INDICATIONS

12.2.1 Vasogen shall retain sole ownership of and exclusive title in the Product IP Rights. Any and all inventions relating to the Product resulting from the activities conducted by Ferrer's directors, employees or agents under this Agreement during the course of the collaboration shall be promptly disclosed in writing to Vasogen and vice versa with respect to Vasogen inventions resulting from the collaboration with Ferrer (each, a "Joint Invention") and such Joint

Invention shall be jointly owned by Vasogen and Ferrer.
Ferrer shall be entitled to use the Joint Invention solely for purposes of commercializing the Product in the Territory during the Term and all rights to the Joint Invention shall revert to Vasogen upon termination or expiry of the Agreement.

12.2.2 In the event that Vasogen shall obtain Regulatory Approval for an indication for the Product outside the Field of Use, Vasogen shall so notify Ferrer in writing. Ferrer shall have thirty (30) calendar days from the receipt of such written notification to notify Vasogen in writing of its desire to negotiate for a license to such indication on the terms and conditions of this Agreement mutatis mutandis, including Transfer Price, but excluding milestones on First Commercial Sale and milestones on annual total Net Sales. Should Ferrer make such a written notification, then within a period of thirty (30) calendar days there from, the parties shall enter into an amendment to this Agreement Should the parties not consummate an amendment to this Agreement in this period of thirty (30) calendar days, the offer to Ferrer shall be deemed formally withdrawn and Vasogen shall have the right to negotiate and consummate a license with a Third Party; provided, however, that Vasogen shall not consummate such a license with such Third Party unless the terms of such license offered to such Third Party are no more favorable than the terms previously offered to Ferrer. If such terms, in the aggregate, are more favorable than the terms previously offered to Ferrer, then Vasogen, by written notice, shall offer such terms to Ferrer and Ferrer shall have fifteen (15) calendar days from Vasogen’s notice in which to accept such offer and consummate an amendment to this Agreement.

12.3    LICENSE GRANT OF TRADEMARKS

12.3.1 Selection of Trademarks and Vasogen Housemark(s) for the Product shall be at Vasogen's sole discretion and Vasogen shall own all right, title and interest in and to any and all such Trademarks and Vasogen Housemark(s).

12.3.2 Vasogen shall be responsible for maintaining and registering any Trademarks and Vasogen Housemark(s). Vasogen shall be responsible for all costs relating to the filing and renewal of trademark applications for the Trademarks and Vasogen Housemark(s).

12.3.3 All packaging materials, package inserts, labels and promotional materials relating to a Product distributed in the Territory shall display the Trademarks and such Vasogen Housemark(s) as may be determined by Vasogen, in a form and style to be determined by Vasogen and in accordance with local laws and regulations. Ferrer shall not use any other trademark in connection with the Product without obtaining Vasogen's prior consent in writing; provided, however, this provision shall not be construed to prohibit the continued use of Ferrer's company name and logo in connection with its activities under this Agreement. Ferrer shall submit a sample of such materials displaying the

Trademarks and Housemark(s) to Vasogen for approval. Vasogen shall use Commercially Reasonable Efforts to approve such materials within twenty (20) days for materials in English and thirty (30) days for materials in a language other than English. In the absence of a written response from Vasogen within the period provided above, such materials shall be deemed approved by Vasogen. Ferrer will also include in such materials, any notifications deemed necessary by Vasogen, including but not limited to ownership of the Trademarks and Housemark(s) by Vasogen and licensed use notifications.

12.3.4 Vasogen hereby grants to Ferrer a sole, royalty-free license to use the Trademarks and the Vasogen Housemark(s) on and in connection with the promotion, sale and distribution of Product in the Territory for the Field of Use during the Term of this Agreement. Ferrer acknowledges that the ownership and all goodwill from the use of the Trademarks and the Vasogen Housemark(s) shall vest in and inure to the benefit of Vasogen. This Agreement confers on Ferrer no right or authority to use the Trademarks or the Vasogen Housemark(s) other than in connection with the Product marketed pursuant to this Agreement. Ferrer will not, at any time during the continuance of this Agreement or thereafter, directly or indirectly, by itself or through its employees, agents or related companies, contest or assist any other company or person in contesting the validity of any of the Trademarks, the Vasogen Housemark(s) or the right, title and interest of Vasogen to such Trademarks or the Vasogen Housemark(s).

12.3.5 Ferrer agrees to notify Vasogen promptly in writing if it becomes aware of any conflicting use of or application for registration of the Trademarks and/or Vasogen Housemark(s), or of any trademark confusingly similar thereto, or of any known or alleged infringements, or allegations of infringement of trademark rights by a third party as a result of use of the Trademarks and/or Vasogen Housemark(s), as well as of any unfair competition involving the Trademarks and/or Vasogen Housemark(s) which shall come to its attention.

12.3.6 Vasogen shall be responsible for the defense of the Trademarks and/or Vasogen Housemark(s) and shall determine in its sole discretion as to whether it will bring any actions in connection therewith. If Vasogen decides to do so, Ferrer shall cooperate with Vasogen and render Vasogen its reasonable assistance in the defense of the Trademarks and/or Vasogen Housemark(s) at Vasogen's expense. Any damages and costs recovered shall be for Vasogen's sole benefit.

12.3.7 Other than as provided herein, Ferrer shall not use or register at any time, whether during the continuance of this Agreement or thereafter, any business or tradename, company name, trademark, labeling or packaging design that incorporates, is substantially identical with or is deceptively or confusingly similar to any of the Trademarks or Vasogen Housemark(s).

12.3.8 Vasogen, during the term of this Agreement, may discontinue pending trademark applications in respect of the Trademarks and/or Vasogen Housemark(s) or discontinue payment of maintenance for trademark registrations listed in Schedules 1.1.34 and 1.1.37, provided that it has determined, acting in good faith, that Ferrer will still be allowed to exploit the Licensed Rights in accordance with the spirit and intent of the Agreement. In such event, Vasogen will give Ferrer reasonable prior notice of such decisions or actions to allow Ferrer to decide whether to continue prosecution of such trademark applications or continue, on Vasogen’s behalf, maintenance of such trademark registrations.

12.4    OTHER RIGHTS

During the term of this Agreement, Vasogen retains all rights not expressly granted or licensed hereunder including without limitation, the right to use the Product IP Rights in connection with the manufacturing, labeling, marketing, sale and distribution of the Product and the right to commercially exploit the Product IP Rights and expand its activities in any way and in any country of the world outside the Territory.

12.5    CONFIDENTIAL INFORMATION

Each Party shall not, at any time or under any circumstances, without the prior written consent of the other Party, directly or indirectly communicate or disclose to any Person any confidential knowledge or information of the other Party howsoever acquired including without limitation information received by a Party relating to or concerning the customers, Product, technology, Know-how, Patents, Intellectual Property, trade secrets, systems, operations or other confidential information regarding the other Party's business or that of any of its Affiliates ("Confidential Information"), nor shall it utilize or make available any such knowledge directly or indirectly in connection with any business or activity in which it is or proposes to be involved, or in connection with the solicitation or acceptance of employment with any Person. For the purposes of this Article, the obligations of non-disclosure hereunder shall not apply for Confidential Information which:

12.5.1 is a part of the public domain through no act or omission of the receiving Party or its officers, employees, agents, sub-distributors, advisors or other representatives;

12.5.2  was lawfully within the receiving Party’s possession prior to its receipt thereof from the other Party;

12.5.3 was received in good faith by the receiving Party from a Third Party, who was lawfully in possession of, and had the right to disclose, the same; or

12.5.4 is information which the receiving Party is required by law to disclose, provided that the receiving Party first notifies the other Party that it believes it is required to disclose such information and it allows that Party a reasonable period of time to contest the disclosure of such information.

13.      TERM AND TERMINATION

13.1    TERM

Subject to termination as hereinafter provided, the term of this Agreement shall commence on the Effective Date and shall expire on a country by country basis (i) in countries where Devices and Disposables were delivered for purposes of the ICP, 12 years from the date of the first delivery of the Device and Disposable to Ferrer in the relevant country for purposes of the ICP and (ii) in countries where no Devices and Disposables were delivered for purposes of the ICP, 12 years from the date of the first delivery of the Device and Disposable for purposes of the ICP in any country.

13.2    RENEWAL

Provided Ferrer is in compliance with its obligations and unless Ferrer gives Vasogen notice three months prior to the initial expiry of the Agreement that it does not intend to renew the Agreement , this Agreement shall be automatically renewed at the end of the Term for consecutive periods of two (2) years each upon the same terms and conditions, unless the Parties mutually agree to modify such terms and conditions..

13.3    EARLIER TERMINATION

This Agreement may be terminated, prior to the expiration of the term hereof upon any of the following:

13.3.1  TERMINATION UPON BUSINESS FAILURE. To the extent permitted by applicable law, either Party shall have the option to terminate this Agreement immediately upon notice to the other Party in the event that (i) the other Party becomes insolvent, or subject to proceedings for its adjudication as a bankrupt, (ii) a receiver, trustee, or custodian is appointed for the other Party, or (iii) the other Party makes an assignment for the benefit of creditors, or is liquidated or dissolved, and (iv) in the event of the occurrence of any action or event which is, the equivalent in law of one or more of the events described in this subsection 13.3.1;

13.3.2   EITHER PARTY FOR CAUSE OR FORCE MAJEURE. This Agreement may be terminated by either Party (i) on a country by country basis in the event that the other Party is in default of any of the material terms and conditions herein with respect to such country and fails to remedy (including payment of any alleged damages) such default within sixty (60) days of a notice thereof from the other Party or (ii) due to force majeure which remains unresolved for more than sixty (60) days;

13.3.3   DEFAULT OF PAYMENT. This Agreement may be terminated in the event that Ferrer is in default of payment and Ferrer fails to remedy such default within thirty (30) days of a notice thereof from Vasogen;

13.3.5    TERMINATION BY FERRER. Ferrer shall have the right to terminate this Agreement on a country by country basis if:

(i)  a Regulatory Approval required in a specific country to market the Product is not obtained from a Governmental Body through no fault of Ferrer after at least a year of Commercially Reasonable Efforts, or

(ii)  for any other reason beyond the reasonable control of Ferrer, Ferrer reasonably determines in good faith that commercialization of a given Product is not feasible or is economically unreasonable in a given country or countries of the Territory. Notwithstanding the above, before Ferrer exercises such right, both Parties shall meet and discuss in good faith in order to try to find an alternative solution. In addition, if Ferrer and Vasogen are unable to arrive at an alternative solution with respect to a country and Ferrer has previously exercised its right to terminate this Agreement with respect to another country in the same Region, then Vasogen shall have the option, in its sole discretion, to terminate this Agreement as to such Product for the entire Region, or

(iii)  a Product is withdrawn from the market due to safety reasons by  Vasogen, where Vasogen has not resolved the safety issue to allow re- introduction within six (6) months.

13.3.6    TERMINATION BY VASOGEN. Vasogen may terminate this Agreement on a country by country basis if:

(i)	Ferrer fails to use Commercially Reasonable Efforts to assist Vasogen in the registration of the Product,

(ii)
the ICP Marketing Plan referred to in Section 8.4.1 is not accepted by Vasogen, provided that before such right is exercised by Vasogen, both Parties shall meet and discuss in good faith how the ICP Marketing Plan can be adjusted to accommodate the needs of both Parties.

(iii)	the Marketing Plan referred to in Section 8.4.2 is not agreed by Vasogen

(iv)	After the ICP Ferrer fails to launch and actively sell and promote the Product in a given country of the Territory within xx after the required Regulatory Approvals have been obtained,

(v)
After the ICP, Ferrer ceases to sell the Product in a given country of the Territory for a period of six months, except in circumstances where the Product has been withdrawn for safety reasons or Vasogen has failed to supply the Device or Disposables,

(vi)
During the Term of this Agreement, Ferrer experiences a Change of Control, or enters into any Agreement with respect to any such Change of Control transaction, and as of the date of the closing of the Change of Control transaction the surviving entity would be promoting, distributing, marketing or selling a Competing Product in any country in the Territory. However, before Vasogen exercises its right of Termination under this clause 13.3.6 (vi), Vasogen shall allow Ferrer and/or the surviving entity a period of six months to either divest or discontinue selling such Competing Product. For purposes of this Agreement "Change of Control" shall mean with respect to a Party (a) the merger or consolidation of such Party and any Third Party which results in the voting securities of such Party outstanding immediately prior thereto ceasing to represent more than fifty percent (50%) of the combined voting power of the surviving entity immediately after such merger or consolidation, or (b) any Third Party, together with its affiliates, becoming the beneficial owner of fifty percent (50%) or more of the combined voting power of the outstanding securities of the Party, or (c) the sale or other transfer to a Third Party of all or substantially all of such Party's assets, or

(vii)
Ferrer contests the validity or property rights of Vasogen of/in the Licensed Rights or executes or causes to be executed at any time any act capable of infringing the rights of Vasogen and/or the Licensed Rights

13.4    RESULTS OF EXPIRY

Upon the scheduled expiration of the Term:
(i)	Ferrer shall cease to be entitled to use the Licensed Rights
(ii)	Ferrer shall transfer to Vasogen any marketing authorizations or other Regulatory Approvals for Product held in Ferrer's name;
(iii)
Ferrer shall return to Vasogen all information or materials given to Ferrer by Vasogen in whatever form or medium, including any Confidential Information provided to Ferrer by Vasogen (including, but not limited to, any documents, in any form or medium, created by or on behalf of Ferrer which includes Vasogen’s Confidential Information); and

(iv)	Vasogen's obligation to supply the Device and Disposable shall terminate

Ferrer shall immediately cease
(i) to be entitled to use the Licensed Rights;
(ii) all use, sale, distribution and marketing of the Product; and
(iii) representing itself as the authorized distributor of Vasogen;.

13.5    RESULTS OF TERMINATION

13.5.1 Upon termination of this Agreement on a country by country basis as applicable, by Vasogen pursuant to clauses 13.3.1, 13.3.2, 13.3.3, 13.3.4 or 13.3.6 or by Ferrer all the rights, titles, interests and privileges resulting from this Agreement shall automatically revert to Vasogen, and subsequently:

13.5.1.1          Ferrer shall immediately cease
(i) to be entitled to use the Licensed Rights;
(ii) all use, sale, distribution and marketing of the Product; and
(iii) representing itself as the authorized distributor of Vasogen;

13.5.1.2          Ferrer shall return to Vasogen all information or materials given to Ferrer by Vasogen in whatever form or medium, including any Confidential Information provided to Ferrer by Vasogen (including, but not limited to, any documents, in any form or medium, created by or on behalf of Ferrer which includes Vasogen’s Confidential Information);

13.5.1.3          if requested by Vasogen, Ferrer shall sell to Vasogen, at the original net Transfer Price paid by Ferrer plus actual freight charges for delivery to Vasogen, all of the Product sold by Vasogen to Ferrer and on hand in Ferrer's place of business or in the possession or the control of Ferrer at the time of termination of this Agreement and deliver same to Vasogen forthwith upon request;

13.5.1.4          in case Vasogen decides not to buy back all of the Product sold by Vasogen to Ferrer and on hand in Ferrer's place of business or in the possession or the control of Ferrer at the time of termination of this Agreement, then Ferrer shall be entitled to sell it during a period of six (6) months following termination;

13.5.1.5          Ferrer shall transfer back to Vasogen any Regulatory Approvals required to be in its name.

13.5.2 In the event that Vasogen commits a material breach of this Agreement, Ferrer shall give written notice to Vasogen and Vasogen shall have sixty (60) days to cure each breach. If such breach cannot reasonably be cured within such sixty (60) day period following written notification from Ferrer, then the Parties agree to negotiate in good faith and/or follow the provisions provided under clause 14.1, provided that, until a final decision is taken, this Agreement shall continue in full force and effect allowing Ferrer to continue its commercial activities with the Product.

14.      GENERAL

14.1    DISPUTE RESOLUTION; ARBITRATION

The Parties recognize that disputes may from time to time arise which relate to either Party's rights and obligations hereunder. It is the objective of the Parties to comply with the procedures set forth in this Agreement to use all reasonable efforts to facilitate the resolution of such disputes in an expedient manner by mutual agreement. The Parties agree that, in the first instance, all disputes should be submitted to the Joint Steering Committee for resolution. In the event the Joint Steering Committee is unable to resolve any such dispute within thirty (30) days after the matter is first submitted to the Joint Steering Committee, either Party may submit the matter to arbitration pursuant to this Section14.1.

Any dispute, controversy or claim between Vasogen and Ferrer relating to the breach, termination, construction, interpretation, application of (or at the occasion of) this Agreement, which cannot be settled by the Joint Steering Committee shall be settled, when permitted by law, by binding arbitration under the following terms and conditions:

14.1.1 either Vasogen or Ferrer may demand that a dispute, controversy, or claim be submitted to arbitration. Such demand shall be made in writing to the other Party at the notification address set forth in this Agreement;

14.1.2 all matters submitted by Vasogen and Ferrer for settlement by binding arbitration shall be decided by a single arbitrator agreeable to both Vasogen and Ferrer. If Vasogen and Ferrer are unable to agree upon a single arbitrator within a period of fifteen (15) business days following the transmission by either Party of the notice referred to in section 14.1.1, an arbitrator shall be appointed in accordance with the then existing Rules of Conciliation and Arbitration of the International Chamber of Commerce (the "Rules"), if for any reason an arbitrator cannot be appointed in this manner, this section 14.1.2 shall cease to apply to the dispute, controversy or claim in question and any Party may apply to a court of competent jurisdiction for the settlement thereof;

14.1.3 all arbitration authorized by this Agreement shall be conducted in accordance with the Rules, to the extent such Rules are not inconsistent with the terms of this Agreement;

14.1.4 decisions and awards rendered by arbitration authorized by this Agreement may be entered and enforced by either Vasogen or Ferrer in any court having jurisdiction. Vasogen and Ferrer hereby irrevocably consent and submit to the jurisdiction of such court for purposes of such enforcement;

14.1.5 in the event either Vasogen or Ferrer does not reasonably comply with a final decision or award made by the arbitrator, such non-complying Party shall bear all costs and expenses, including attorney's fees, incurred by the other Party in obtaining enforcement of the decision or award;

14.1.6 during any period of arbitration concerning this Agreement or any part thereof, this Agreement shall remain in full force and effect and all terms shall be complied with by both Vasogen and Ferrer;

14.1.7 the arbitrator shall not add to, subtract from, or modify any of the terms or conditions of the Agreement;

14.1.8 the arbitrator shall use its best efforts (i) to complete the process of arbitration including the arbitration hearing within one hundred and twenty (120) days of his nomination and (ii) to render a decision or an award within thirty (30) days after the close of arbitration hearings;

14.1.9 the arbitrator, in his discretion, shall allocate all costs of the arbitration between Vasogen and Ferrer. However, neither Vasogen nor Ferrer shall be required to pay the costs of the other Party;

14.1.10 all arbitration proceedings authorized by this Agreement shall be held in London, England and shall be conducted in the English language and all documents referred to shall be in English;

14.1.11 this section 14.1 shall not apply in cases where a Party is seeking, as a remedy to a dispute, controversy or claim, the issue of an interlocutory injunction or another similar remedy and except for the purpose of filing the award or obtaining an order of enforcement, as the case may be, for the purpose of rendering the award executory. In cases where section 14.1 shall not apply under this section, the Parties hereby submit to the exclusive jurisdiction of the English Courts.

14.1.12 EACH PARTY WAIVES ITS RIGHT TO TRIAL OF ANY ISSUE BY JURY;

14.1.13 EACH PARTY HERETO WAIVES ANY CLAIM TO PUNITIVE OR,  EXEMPLARY DAMAGES FROM THE OTHER; AND

14.1.14 EACH PARTY HERETO WAIVES ANY CLAIM OF CONSEQUENTIAL  DAMAGES FROM THE OTHER.

14.2    ASSIGNABILITY

14.2.1 Except as expressly provided herein, neither this Agreement nor any interest or rights hereunder shall be assignable by a Party without the prior written consent of the other;

14.2.2 Vasogen may assign this Agreement to an Affiliate or the purchaser of all or substantially all its business as it relates to the Product, without the consent of Ferrer; in such cases, such assignee shall have and may exercise all the rights, and shall assume all the obligations of the assignor pursuant to this Agreement and any reference to the assignor in this Agreement shall be deemed to refer to such assignee;

14.2.3 Ferrer may assign this Agreement to an Affiliate or the purchaser of all or substantially all its business as it relates to the Product, without the consent of Vasogen if (i) Ferrer remains jointly and severally responsible for the Agreement and (ii) in the case of assignment to an Affiliate, the Affiliate remains controlled by Ferrer at all time. In such cases, the assignee shall have and may exercise all the rights, and shall assume all the obligations of the assignor pursuant to this Agreement and any reference to the assignor in this Agreement shall be deemed to refer to such assignee in addition to the assignor;

14.2.4  In the case of any permitted transfer the Parties hereto and the assignee shall execute an Agreement confirming such assignment and such assumption of obligations.

14.3    INUREMENT

This Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns.

14.4    FORCE MAJEURE

Neither Party shall be liable for delays in performance under this Agreement occasioned by force majeure or any cause beyond its control, including but not limited to war, civil disturbance, fire, flood, earthquake, windstorm, acts of default of common carriers, strikes, excluding Party employee strikes, unforeseen shutdowns of sources of supply, governmental laws, acts, regulations or orders which have not been enacted as of the Effective Date (whether or not such later prove to be invalid) or any other occurrence, whether or not similar in character to the foregoing.

14.5    NO AGENCY

The Parties are independent contractors. Neither is the agent or legal representative, joint venturer, partner, employee or employer of the other. Each Party hereto agrees not to represent itself as the agent or legal representative of the other. This Agreement does not grant any Party any authority to assume or create any obligation on behalf of or in the name of the other Party.

14.6    ENTIRE AGREEMENT

The terms and conditions of this Agreement supersede the terms and conditions of any and all prior Agreements and, subject to Article 14.16, any and all representations that may have been made prior to this Agreement with respect to the subject matter of this Agreement. The terms and conditions herein constitute the entire Agreement between the Parties hereto and may not be amended, changed, modified, contradicted, explained or supplemented (including by course of dealing between the Parties, usage of trade or otherwise) except by a written instrument signed by an authorized officer of each of the Parties which refers specifically to this Agreement.

14.7    FURTHER ASSURANCES

Each Party agrees to duly execute and deliver, or cause to be duly executed and delivered, such further instruments and to do and cause to be done such further acts and things, including, without limitation, the filing of such additional assignments, agreements, documents and instruments that may be necessary or as the other Party may at any time reasonably request in connection with this Agreement or to carry out more effectively the provisions or purposes of, or to better assure and confirm unto such other Party its rights and remedies under, this Agreement. Each Party agrees to cause each of its employees and agents to take all actions and to execute, acknowledge and deliver all instruments or Agreements reasonably requested by the other Party and necessary for the perfection, maintenance, enforcement or defense of that Party's rights under this Agreement.

14.8    SEVERABILITY OF CLAUSES

If any provision of this Agreement is determined to be illegal, against public  order, or otherwise unenforceable it shall not in any way defeat, invalidate or  render unenforceable any other provision of this Agreement and each such  provision shall at all times be considered separate and severable in this  Agreement.

14.9    WAIVER

No waiver by either of the Parties of any breach of any provision hereof shall  constitute a waiver of any other breach of any provision hereof.

14.10 NOTICES

14.10.1 Any notice required by this Agreement shall specifically reference this  Agreement, shall be in writing and may either be delivered in hand, by facsimile  during normal business hours with confirmation of receipt, by reputable overnight  courier service or be mailed with postage prepaid by certified or registered mail,  return receipt requested, to the addresses set forth below, or such other address  for itself as any of the Parties may from time to time specify in writing to the other  Party in accordance with this article.

If to Vasogen:	VASOGEN INC.
2505 Meadowvale Boulevard,
Missaussauga, Ontario
Canada
L5N 5S2

Attention of: Chief Executive Officer
Facsimile number: 905 569 9231

With a copy to: Vice-President, Corporate & Legal Affairs

Facsimile number:

If to VIL	Vasogen Ireland Limited
Shannon Airport House
Shannon, Co. Clare
Ireland

Attention of: Director
Facsimile number: 011 35 3 61472 060

If to Ferrer:	GRUPO FERRER INTERNACIONAL, S.A.
Avda Diagonal 549, 5th floor
08029 Barcelona, Spain

Attention of: Licensing Department
Facsimile number: +34 93 491 47 20

With a copy to:	GRUPO FERRER INTERNACIONAL, S.A.
LEGAL DEPARTMENT
Avda Diagonal 549, 5th floor
08029 Barcelona, Spain

Attention of: Legal Department
Facsimile number: + 34 93 490 89 33

14.10.2	Any notice given pursuant to this clause shall be deemed to
have been received:

(a)      if delivered by hand, at the time of delivery; or

(b)       if delivered by prepaid certified or registered mail, on the fifth business  day in the country of the recipient following the day of posting; or

(c)      if delivered by facsimile, on acknowledgement by the recipient facsimile receiving equipment if the acknowledgement occurs before 1700 hours  local time on a business day in the county of the recipient, and in any  other case on the following business day; or

(d)       if delivered by overnight courier, on the day after posting

14.11   EXECUTION IN COUNTERPARTS

This Agreement may be executed in counterparts, each of which, when so executed and delivered, shall be deemed to be an original, and all of which counterparts, taken together, shall constitute one and the same instrument.

14.12   UNITED NATIONS CONVENTION

The United Nations Convention on Contracts for the International Sale of Goods will not apply in any way to this Agreement or to the transactions contemplated by this Agreement or otherwise to create any rights or to impose any duties or obligations on any Party to this Agreement. Any rights which have arisen or which might in the future arise under the United Nations Convention on Contracts for the International Sale of Goods are waived and released by all Parties to this Agreement.

14.13    LANGUAGE

The Parties hereto confirm that it is their wish that this Agreement be drawn up in English only.

14.14    PUBLICITY

Neither Party will issue a press release or make any public announcement in connection with the execution of this Agreement or the terms hereof, unless mutually agreed to by the Parties or required by law. Ferrer shall not make any public announcement regarding any of the Product without Vasogen's prior written consent. Vasogen shall be entitled to describe this Agreement in any document which it files with the Securities and Exchange Commission ("SEC") and the Ontario Securities Commission after providing Ferrer at least five (5) business days to review and comment on such description, or the maximum such lesser time as may be possible in an emergency. After issuing any mutually approved press release, public announcement or making any such SEC filing, each Party may make public disclosures in a manner consistent with the description contained in any such press release, public announcement or filed document. Prior to filing this Agreement with the SEC, Vasogen shall notify Ferrer and, if requested in writing by Ferrer within five (5) business days after such notification, request that the SEC grant confidential treatment to the provisions for which the non-filing Party has requested.

14.15    THIRD PARTY RIGHTS

No third party shall have the right to enforce any provision of this Agreement by virtue of the Contracts (Rights of Third Parties) Act 1999.

14.16    FRADULAENT MISREPRESENTATION

Nothing in this Agreement removes or overrides any right of action by any Party in respect of any fraudulent misrepresentation.

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Signatures on the following page

SIGNATURES

IN WITNESS WHEREOF each of the Parties has caused this Agreement to be executed on its behalf by a duly authorized officer on the date and place shown below.

VASOGEN INC.

Per: /s/ Terrance H. Gregg

Print Name: Terrance H. Gregg
Print Title: Chief Executive Officer

Date April 18, 2007 City/Country: Barcelona, Spain

Vasogen Ireland Limited

Per: /s/ Alan Kane

Print Name: Alan Kane
Print Title: Director
Date: 11th April ‘07 City/Country: Dublin, Ireland

GRUPO FERRER INTERNACIONAL, S.A.
(FERRER)

Per: /s/ Carlos De Lecea

Print Name: Dr. Carlos De Lecea
Print Title: VP, International Business Development

Date: April 18, 2007

City/Country: Barcelona, Spain

Per:/s/ José L. Fumanal

Print Name: José L. Fumanal
Print Title: VP Domestic Business Pharma Division

Schedule 1.1.1

Accessories

In addition to the Disposable referenced in 1.1.8, the following will be required by the end-user to carry out each procedure:

Description	Quantity
20ml luer lock syringes	2
21 gauge needle (1.5”)	3
21 gauge needle for sodium citrate (1")	1
Butterfly (21 gauge or larger) with luer lock	1
Alcohol wipes	1
Bandage	1
Gauze	1
Tape	1
Gloves	1
3ml or 5ml luer lock syringe for use with local anesthetic	1
1ml of local anesthetic e.g. Novacaine	1
tourniquet	1

4% Anticoagulant Sodium Citrate USP	1

Schedule 1.1.17

Initial Commercialization Period Marketing Plan

Timeline for roll-out
Number of Devices required for installation
Location of install sites and identity of participating clinicians
Number of Disposables required
Term of ICP, including start date

Training (technicians and end-users)
Service and maintenance
Installation
Assets allocation (e.g. headcount and financial resource requirements)

Retail Price at which Device or Disposable may be sold to end user
Product label, including but not limited to the following: therapeutic usage and indication (i.e., target population) , primary efficacy label claims, user manual, instructions for use (IFU)
Reimbursement strategy (specific to ICP)
Regulatory strategy (specific to ICP)
Quality agreement/strategy
Product positioning/message strategy
Promotional/sales strategies/tactics as appropriate (specific to ICP)
Quality Metrics

SCHEDULE 1.1.29

PATENTS

Schedule 1.1.29(a)

Country	Patent/Application No.	Title
Belgium	680346	Method of increasing the nitric oxide concentration in blood
	96911890.0	Endothelial lining effects and treatment of vasospastic disorders
	1128837	Medicament for preventing and reversing atherosclerosis in mammals
	1267897	Treatment of congestive heart failure by pretreated autologous blood
Germany	69332087.7	Method of increasing the nitric oxide concentration in blood
	69620436.2-08	Endothelial lining effects and treatment of vasospastic disorders
	69905602.0	Medicament for preventing and reversing atherosclerosis in mammals
	60107065.8-08	Treatment of congestive heart failure by pretreated autologous blood
Spain	2179828	Method of increasing the nitric oxide concentration in blood
	0768886	Endothelial lining effects and treatment of vasospastic disorders
	1128837	Medicament for preventing and reversing atherosclerosis in mammals
	1267897	Treatment of congestive heart failure by pretreated autologous blood
France	680346	Method of increasing the nitric oxide concentration in blood
	96911890.0	Endothelial lining effects and treatment of vasospastic disorders
	1128837	Medicament for preventing and reversing atherosclerosis in mammals
	1267897	Treatment of congestive heart failure by pretreated autologous blood

Greece	680346	Method of increasing the nitric oxide concentration in blood
	0768886	Endothelial lining effects and treatment of vasospastic disorders
	1267897	Treatment of congestive heart failure by pretreated autologous blood
Italy	29258/BE/2002	Method of increasing the nitric oxide concentration in blood
	0768886	Endothelial lining effects and treatment of vasospastic disorders
	1128837	Medicament for preventing and reversing atherosclerosis in mammals
	1267897	Treatment of congestive heart failure by pretreated autologous blood
Luxembourg	680346	Method of increasing the nitric oxide concentration in blood
	0768886	Endothelial lining effects and treatment of vasospastic disorders
	1128837	Medicament for preventing and reversing atherosclerosis in mammals
	1267897	Treatment of congestive heart failure by pretreated autologous blood
The Netherlands	EP0680346	Method of increasing the nitric oxide concentration in blood
	0768886	Endothelial lining effects and treatment of vasospastic disorders
	1128837	Medicament for preventing and reversing atherosclerosis in mammals
	1267897	Treatment of congestive heart failure by pretreated autologous blood

Portugal	EP0680346	Method of increasing the nitric oxide concentration in blood
	0768886	Endothelial lining effects and treatment of vasospastic disorders
	1128837	Medicament for preventing and reversing atherosclerosis in mammals
	1267897	Treatment of congestive heart failure by pretreated autologous blood
Brazil	PI9915270.3	Medicament for preventing and reversing atherosclerosis in mammals
	01/07705-8	Treatment of congestive heart failure by pretreated autologous blood
Mexico	228687	Medicament for preventing and reversing atherosclerosis in mammals
	230976	Treatment of congestive heart failure by pretreated autologous blood
Ireland	S2006/0475	Treatment of congestive chronic heart failure
Turkey	TR 2002 01822 B	Treatment of congestive heart failure by pretreated autologous blood
U.S.	60/791037 (PCT Application filed April 5, 2007)	Treatment of elevated C-reactive protein levels
	60/815938 (PCT Application filed April 5, 2007)	Treatment of elevated C-reactive protein levels
Canada	2556233	Treatment of mild chronic heart failure in human patients
	2558181	Treatment of mild chronic heart failure in human patients
	2559600	Treatment of mild chronic heart failure in human patients
Europe	1243278 (will be validated in Belgium, France, Germany, Greece, Italy, Luxembourg, the Netherlands, Portugal, and Spain)	Method of increasing the nitric oxide concentration in blood

Schedule 1.1.29(b)

Country	Patent/Application No.	Title
Belgium	1214037	Apparatus for conditioning mammalian blood
Germany	600 09 724.2	Apparatus for conditioning mammalian blood
Spain	1214037	Apparatus for conditioning mammalian blood
France	1214037	Apparatus for conditioning mammalian blood
Greece	20040402076	Apparatus for conditioning mammalian blood
Italy	1214037	Apparatus for conditioning mammalian blood
The Netherlands	1214037	Apparatus for conditioning mammalian blood
Portugal	1214037	Apparatus for conditioning mammalian blood
Europe	2708073.8	Apparatus and process for conditioning and de-bubbling organic fluid
	0270872.0	Needle assembly and heat sealer for patient injection apparatus and process

Schedule 1.1.43

1	Trademark Application/Registration No.	Trademark
Europe	003642436	CELACADE
	003829827	CIRCLE Design
Brazil	826252460, 826252478, 826252486, and 826252494	CELACADE
Mexico	851227, 828892, 840588, and 828893	CELACADE
Turkey	2004 002567	CELACADE

Schedule 1.1.45

	Trademark Application/Registration No.	Trademark
Europe	004106662	VASOGEN

Schedule 3.1.2

Forecasts and Orders

3.1.2 Taking into account initially the three month binding forecast provided by Ferrer under 3.1.1 of the Agreement, on the first day of every calendar month during the Term commencing October 1, 2008, Ferrer shall provide Vasogen with a good faith, forecast update of its estimated requirements by month and for each Region, of Devices and Disposables for the twelve (12) month period commencing on the first day of the immediately following calendar month (each a "Forecast Update").

3.1.3 Ferrer's specified requirements for Devices and Disposables for the next three (3) calendar months of each Forecast Update on a rolling weekly basis shall constitute a binding order for the purchase of Devices and Disposables (each, a "Firm Order"). The remainder of any Forecast Update shall be non-binding.

3.2 PURCHASE ORDERS

3.2.1 For each Product, Ferrer shall specify, on a Purchase Order or similar alternate document the requested quantity of Devices and Disposables, requested delivery dates and destination.All such orders shall be in full lot quantities in respect of Disposables. Each Purchase Order shall be in a form and contain terms previously agreed to by the Parties. Vasogen will acknowledge receipt of each order and the anticipated shipment date. The shipment of Devices and/or Disposables shall be made within a maximum of twenty (20) business days from the projected shipment date specified on our order acknowledgement.

3.2.2 In the event of any conflict between the terms and conditions of this Agreement and the terms and conditions of any Purchase Order or any other document, the terms and conditions of this Agreement shall prevail.